UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FS GLOBAL CREDIT OPPORTUNITIES FUND—ADV

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

30294K 107

(CUSIP Number)

Michael C. Forman

FS Global Credit Opportunities Fund—ADV

201 Rouse Boulevard

Philadelphia, PA 19112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30294K 107	Page 1 of 1

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 5.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, $0.001 par value per share (“Common Shares”), of FS Global Credit Opportunities Fund—ADV, a Delaware statutory trust (the “Issuer”), registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), having its principal executive office at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Michael C. Forman, an individual (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(c) The principal occupation of the Reporting Person is serving as an executive officer of the Issuer and its affiliates.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In March 2016, the Reporting Person purchased 10,000 Common Shares (the “Seed Capital Shares”) for an aggregate purchase price of $100,000 as seed capital for the Issuer in a private transaction exempt from registration under the federal securities laws. The Reporting Person’s payment of the aggregate purchase price was funded by personal funds.

Item 4.	Purpose of Transaction.

The Common Shares covered by this Schedule 13D were acquired for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer. The Reporting Person purchased the Seed Capital Shares to provide seed capital to the Issuer. As of the date of this Schedule 13D, the Reporting Person serves as Chairman, President and Chief Executive Officer of the Issuer. In such roles, the Reporting Person has engaged and will continue to engage in discussions with management, members of the Issuer’s board of trustees and other representatives of the Issuer, other security holders of the Issuer and other persons from time to time with respect to various matters, including the Common Shares and the business and operations of the Issuer.

The Reporting Person intends to periodically review his investment in the Issuer, and based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s Common Shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the Common Shares reported herein through open market or privately negotiated transactions in accordance with applicable securities laws; provided, however, that, the Reporting Person has agreed not to tender the Seed Capital Shares for repurchase in any repurchase offer the Issuer makes as long as FS Global Advisor, LLC remains FS Global Credit Opportunities Fund’s investment adviser.

Except as otherwise set forth herein, the Reporting Person does not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person intends to review and analyze his investment in the Issuer on a continuing basis. As a result of such review and analysis, the Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) The Reporting Person’s responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Common Shares beneficially owned by the Reporting Person are incorporated herein by reference.

The Reporting Person’s responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Common Shares as to which the Reporting Person has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The aggregate percentage of Common Shares reported as beneficially owned by the Reporting Person was calculated based on 10,000 Common Shares outstanding as of April 19, 2016.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions in the Common Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has agreed not to tender the Seed Capital Shares for repurchase in any repurchase offer the Issuer makes as long as FS Global Advisor, LLC remains FS Global Credit Opportunities Fund’s investment adviser.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2016

/s/ Michael C. Forman

MICHAEL C. FORMAN